

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Via Email
Ms. Anastasia Nyrkovskaya
Chief Financial Officer
Vringo, Inc.
780 3rd Avenue, 12th Floor
New York, NY 10017

> **Re: Vringo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed November 4, 2014**
> **Response dated January 14, 2015**
> **File No. 001-34785**

Dear Ms. Nyrkovskaya:

We have reviewed your response letter and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Form 10-Q for the period ended September 30, 2014

Note 3. Goodwill, page 10

We note your response to comment 1. Please address the following comments.

1. It appears your sole valuation technique was comprised of your market capitalization on the measurement date multiplied by an implied control premium. Explain the assessment and rationale used to conclude that current market capitalization equates to fair value.

2. Explain if you considered the use of other valuation approaches and/or multiple valuation techniques to determine fair value as promulgated by ASC 820.

3.   Qualitatively explain how you evaluated and arrived at the control premium conclusion aside from measures of central tendencies in the Biotechnology industry. In addition, explain what the control premium represents for the buyer.

       You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor, at 202-551-3778 or me at 202-551-3810 with any other questions.

                                   Sincerely,

                                   /s/ Robert S. Littlepage, for

                                   Larry Spirgel
                                   Assistant Director